September 25, 2007

VIA EDGAR AND FEDERAL EXPRESS
Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Newcastle Investment Corp. (the ‘‘Company’’) Form 10-K for the year ended December 31, 2006 Filed February 26, 2007 File No. 001-31458

Dear Ms. van Doorn:

We have received the letter dated September 20, 2007 (the ‘‘Letter’’), from the Staff of the Division of Corporation Finance (the ‘‘Staff’’) of the Securities and Exchange Commission (the ‘‘Commission’’) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the ‘‘Form 10-K’’) filed on February 26, 2007.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the year ended December 31, 2006

The Management Agreement, page 9

1.	We have reviewed your response to comment #1, and we note that footnote 4 to paragraph 1.04 of the Investment Company Audit Guide, updated as of May 1, 2007 through its reference to SOP 07-1, no longer precludes the application of the Guide to real estate investment trusts.

Response

The Company respectfully informs the Staff that the guidance in Footnote 4 to Paragraph 1.04, as well as Footnote *, of the Investment Company Audit Guide, updated as of May 1, 2007, maintains the exception for real estate investment trusts (REITs) until SOP 07-1 becomes effective. SOP 07-1 will become effective for fiscal years beginning on or after December 15, 2007 (with earlier application encouraged), which would apply to the Company on January 1, 2008. As we stated in our prior response, we continue to evaluate SOP 07-1’s criteria for designation as an investment company and its effect on the Company as well as its subsidiaries and investees. We have not concluded at this time whether we believe the Company (or its subsidiaries or investees) will be considered an investment company under this new guidance.

As the date of implementation of SOP 07-1 nears, the Company will further clarify the potential effects of the SOP on the Company in its filings.

Item 1A. Risk Factors, page 12

The loans we invest in and the loans underlying the securities..., page 14

Ms. Linda van Doorn
Securities and Exchange Commission
September 25, 2007

2.	We have reviewed your response to comment #2. Please tell us about your obligation to repurchase loans from the ICH securitization, including whether or not you have an obligation to repurchase loans that go into default, the time frame for this obligation, a description of breaches and warranties that would allow the purchaser of the loans to require you to repurchase the loans, and the total amount of these loans that you may be required to repurchase. Additionally, tell us how you have considered losses from repurchases of these loans in your calculation of allowance for loan losses under both SFAS 5 and 114. Further, if you reacquire a loan because of quality deficiencies, including late payments, defaults, underwriting deficiencies or breaches of warranties, clarify to us how that reacquired loan is specifically evaluated for loss under SFAS 114.

Response

The Company respectfully informs the Staff that the ICH securitization vehicle was determined to be a variable interest entity under FIN 46 and that the Company was determined to be its primary beneficiary. As such, the Company has consolidated this vehicle as required since October 2003. Therefore, the loans underlying this securitization are fully consolidated by the Company and are reflected on its balance sheet as loans receivable within ‘‘Real Estate Related Loans, Net.’’ These loans are treated for accounting purposes similar to any other loans owned directly by the Company, and the Company maintains a loan loss reserve on these loans which is disclosed in Note 5 to its financial statements within its December 31, 2006 Form 10-K. The Company’s policy for determining its reserves for the impairment of securities and loans, in accordance with FAS 114, is disclosed in Note 2 to its financial statements.

If the Company is required to repurchase any loans from this vehicle, there will be no accounting impact to the Company since the loans are already recorded as if they are held directly. Any losses incurred in connection with such a repurchase will have already been recorded under GAAP in our loan loss reserve for these loans. Therefore, no additional ‘‘repurchase reserve’’ is required.

The Company respectfully informs the Staff, for informational purposes, that the Company has no direct obligation to repurchase loans from this vehicle. A wholly owned subsidiary of the Company is the entity that is obligated to repurchase the loans, which may occur as the result of a breach of a representation or warranty related to the origination of the loans or to the characteristics of the loans as of the closing of the securitization.

Note 5. Real Estate Related Loans, Residential Mortgage Loans and Subprime Mortgage Loans, page 76

Securitization of Subprime Mortgage Loans. page 78

3.	We have reviewed your response to comment #7. Please tell us, and disclose in future filings, how you evaluate the adequacy of the allowance for loan losses for these loans subject to future repurchase from Newcastle Mortgage Securities Trust 2006-1, given that the specific loans to be repurchased cannot be specifically identified. In addition, if a loan is repurchased because of quality deficiencies, including late payments, defaults, underwriting deficiencies or breaches of warranties, clarify to us how that reacquired loan is specifically evaluated for loss under SFAS 114.

Response

The Company respectfully informs the Staff that the loans on our balance sheet are the direct result of a partial failed sale related to an option to repurchase the loans when the aggregate outstanding balance of the loans is equal to or less than 20% of the loan balance at the time of securitization. The Company has the option, and never the obligation, to repurchase the remaining loans from the Trust.

Ms. Linda van Doorn
Securities and Exchange Commission
September 25, 2007

Any losses are recorded through our investment in the equity, or residual interest, of the Trust. This security investment is evaluated for loss reserve and impairment pursuant to our disclosed policy for recording impairment of securities and loans in Note 2 to our financial statements.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-515-4672.

Sincerely,

Debra Hess
Chief Financial Officer